UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  December 2010

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
 ☑ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On December 13, 2010, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing the commercial availability of miRview® mets², a microRNA-based test that identifies the primary origin of tumors of uncertain or unknown origin.  miRview® mets² leverages the proprietary technologies used in the Company’s miRview® mets test and offers physicians and patients a larger panel of tumors that can be identified.  A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated December 13, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 13, 2010	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel